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SECURIT[...]ION

12014366

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44399

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount St.
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KWCO, PC
(Name – *if individual, state last, first, middle name*)

1931 E. 37th St. Ste. 7 (Address) **Odessa** (City) **Texas** (State) **79762** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KB
4/4

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **First London Securities Corporation**, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

Debra Jean Taylor
My Commission Expires
03/03/2016

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*- The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2011

FIRST LONDON SECURITIES CORPORATION

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
First London Securities Corporation
(A subsidiary of DGN Securities)
Dallas, Texas

We have audited the accompanying statement of financial condition of First London Securities Corporation as of December 31, 2011, and the related statements of (loss), stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information contained in Schedule I, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KWCO, PC
Odessa, Texas
February 28, 2012

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2011

ASSETS

Cash	$	17,459
Clearing deposit		179,563
Receivable from clearing firm		10,845
Dividend receivable		1,201
Marketable securities		150,202
TOTAL ASSETS	$	359,270

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and other accrued liabilities	$	14,235
Payable to clearing broker/dealer		149,980
TOTAL LIABILITIES		164,215
Stockholder's Equity		
Common stock, no par value, 1,000,000 shares authorized, 927,771 shares issued and outstanding		918,421
Additional paid-in-capital		142,516
Retained (deficit)		(865,882)
TOTAL STOCKHOLDER'S EQUITY		195,055
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	359,270

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF (LOSS)
YEAR ENDED DECEMBER 31, 2011

REVENUE		
Securities commissions	$	46,213
Net gain on firm securities trading accounts		37,236
Consulting income		10,000
Other income		2,926
Dividend income		7,522
Interest income		137
TOTAL REVENUE		104,034
EXPENSES		
Compensation and related costs		108,745
Clearing charges		30,248
Professional fees		21,725
Fees paid to related party		72,285
Other expenses		87,889
TOTAL EXPENSES		320,892
Net (Loss) Before Provision For Income Taxes		(216,858)
Income tax benefit		74,758
NET (LOSS)	$	(142,100)

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2011

	Common Shares	Amount	Additional Paid-In Capital	Retained (Deficit)	Total
Balance at December 31, 2010	927,771	$ 918,421	$142,516	$ (675,685)	$ 385,252
Correction of (loss)				(8,347)	(8,347)
Restated Balance at December 31, 2010	927,771	918,421	142,516	(684,032)	376,905
Dividends	–	–	–	(39,750)	(39,750)
Net (loss)	–	–	–	(142,100)	(142,100)
Balance at December 31, 2011	927,771	$ 918,421	$142,516	$ (865,882)	$ 195,055

The accompanying notes are an integral part of these financial statements

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities		
Net (loss)	$	(142,100)
Adjustment to reconcile net loss to cash used in operating activities:		
Tax benefit provision		(74,758)
Changes in operating assets and liabilities		
Clearing deposit		112,956
Marketable securities		334,976
Receivable from clearing broker/dealer		(10,845)
Dividends & other receivable		1,132
Receivable from related parties		(197,469)
Payable to clearing broker/dealer		(82,611)
Accounts payable and other accrued liabilities		(3,591)
Net cash used in operating activities		(62,310)
Decrease in cash		(62,310)
Cash at beginning of year		79,769
Cash at end of year	$	17,459
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest paid	$	648
Income taxes paid	$	-0-
Non cash activities:		
Payable to parent	$	(68,522)
Receivable from related parties		369,772
Marketable securities		(261,500)
Dividend to parent		(39,750)
Total non cash items	$	-

The accompanying notes are an integral part of these financial statements.

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2011

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

First London Securities Corporation (the "Company") was organized in November 1991 as a Texas corporation. The Company is a subsidiary of DGN Securities Corporation (the "Parent"). The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. The Company's customers consist primarily of individuals located in the State of Texas.

Significant accounting policies:

Basis of Accounting:

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities, but as an introducing broker or dealer, clears all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

Fair Value:

The Company has a number of financial instruments, which are primarily held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2011, does not differ materially from the aggregate carrying value for its financial instruments recorded in the accompanying statement of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is necessarily required in interpreting market data to develop the estimate of fair value and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Marketable Securities:

Marketable securities are held for trading purposes and are carried at fair value. The increase or decrease in fair value is credited or charged to operations.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Marketable Securities (continued):

The Company measured it trading securities at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures*. This codification specifies a valuation hierarchy based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's own assumptions. These two types of inputs have created the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets;
- Level 2 – Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and
- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant values drivers are unobservable.

This hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market date, if available, when estimating fair value. Fair value measurements at December 31, 2011 using:

December 31,	Total	Quoted Prices in Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3
2011	$ 150,202	$ 150,202	$ –	$ –

Investments:

The Company's investments are carried at the lower of cost or market.

Security Transactions:

Securities transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Tax Calculation:

The Company files a consolidated federal income tax return with its parent company. Income tax expense is computed as if the Company filed a separate return. The Company uses the liability method of accounting for income taxes in accordance with FASB ASC 740, *Accounting for Income Taxes*. Under the liability method, deferred income taxes are determined based upon enacted tax laws and rates applied to the difference between the financial statement and tax bases of assets and liabilities. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. A federal income tax benefit to the parent is recognized by the Company from the impact of the income tax loss at the statutory rate of thirty-four percent (34%). This benefit is shown as part of the receivable from related parties.

Compensated Absences:

Employees of the Company receive paid vacation and personal days off, depending on length of service and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

(Continued)

NOTE 2. TRANSACTIONS WITH CLEARING BROKERS/DEALER

The Company's clearing broker/dealer is a national United States clearing broker/dealer. The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

NOTE 3. INCOME TAXES

The provision for income taxes applicable to current operations consists of the following:

Federal & State Tax Benefit at the statutory rate of 34%	$	73,731
Permanent differences		1,027
Total federal income tax benefit	$	74,758

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2011, the Company's total net capital as defined by Rule 15c3-1 was as follows:

Required	Actual	Excess	Ratio of Aggregate Indebtedness to Net Capital
$100,000	$ 154,769	$ 54,769	.0920 to 1

NOTE 5. COMMITMENTS AND CONTINGENCIES

The Company occupies office space leased from 2603 Fairmount Investors (a related party). In 2011, $24,000 was paid in office rent which is included in the accompanying statement of (loss) as other expenses. The term of the lease was amended to expire on December 31, 2012.

The remaining future commitment is as follows:

2012	$ 24,000
Total	$ 24,000

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2011, all such claims or legal actions were of such amount or nature that management believes any adverse outcome would not have a material impact on the Company.

(Continued)

NOTE 6. CREDIT CONCENTRATION AND OFF-BALANCE SHEET RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has cash deposits, clearing deposit, marketable securities due from and held by its clearing broker/dealer and trade and receivables from clearing broker/dealer totaling $358,069 or approximately 99% of total assets at December 31, 2011. The Company also has a payable to clearing broker/dealer totaling $149,980 or approximately 91% of total liabilities due to the same clearing broker/dealer.

NOTE 7. MARKETABLE SECURITIES

Marketable securities consist of trading securities at fair value, as follows:

Corporate Stocks	$ 150,202

The following corporate stocks represent 99% of marketable securities:

	Market Value December 31, 2011
Armanino Foods	$ 93,190
Applied Nanotech	56,998
Total	$ 150,188

These stocks (before haircuts) are a material part of the net capital computation. A decline in market value could reduce net capital. Such reduction in net capital could be significant. These stocks are traded on the NASDAQ and over the counter bulletin board.

NOTE 8. TRANSACTIONS WITH RELATED PARTIES

The Company and several other related companies are under common control and the existence of that control could create operating results and financial position significantly different than if the companies were autonomous. All net transactions with related parties are considered a dividend to parent, totaling $25,462 for year ending December 31, 2011.

The Company occupies office space leased from 2603 Fairmount Investor. The Company paid $24,000 in 2011.

Payments were made to Douglas R. Nichols ("DRN"), president and securities principal of the Company for consulting fees during the year ending December 31, 2011, totaling $72,285

DRN is responsible for substantially all of the commission and trading revenue during the year ending December 31, 2011.

(Continued)

NOTE 9. RESTATEMENT OF PRIOR YEAR'S LOSS

In connection with the preparation of the current year's financial statement, a un-accrued $12,647 liability to the trade association FINRA, for a prior year's assessed penalty, was discovered. This resulted in a restatement of prior year retained (deficit) and is summarized in the following table:

	Year Ended December 31, 2010		
Statement of Financial Condition	As Previously Reported	Adjustment	Restated
Accounts payable and other accrued liabilities	$ 5,179	$ 12,647	$ 17,826
Payable to related parties	75,822	(4,300)	68,522
Total liabilities	310,592	8,347	318,939
Retained (deficit)	(675,685)	(8,347)	(684,032)
Total stockholder's equity	385,252	(8,347)	376,905
Statement of (Loss)			
Other expenses	$ 93,730	$ 12,647	$ 106,377
Total expenses	402,019	12,647	414,666
Net (loss) before provision for income taxes	(199,950)	(12,647)	(212,597)
Income tax benefit	71,064	4,300	75,364
Net (loss)	(128,886)	(8,347)	(137,233)
Statement of Cash Flows			
Operating Activities			
Net (loss)	$ (128,886)	$ (8,347)	$ (137,233)
Payable to related parties	75,822	(4,300)	68,522
Accounts payable and other accrued liabilities	(10,752)	12,647	1,895

NOTE 10. SUBSEQUENT EVENTS

Management has evaluated the Company's events and transactions that occurred subsequent to December 31, 2011, through February 28, 2012, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

SCHEDULE I

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17 a-5
DECEMBER 31, 2011

Total stockholder's equity qualified for net capital		$ 195,055
Deductions and/or charges		
Non-allowable assets:		
Non-marketable securities		14
Receivables from related parties		1,201
Total non-allowable assets		1,215
Net capital before haircuts on securities positions		193,840
Haircuts on Securities:		
Blockage		-
Marketable securities		22,530
Undue concentration		16,541
Net Capital		$ 154,769
Aggregate indebtedness		
Accounts payable and other accrued liabilities		$ 14,235
Total aggregate indebtedness		$ 14,235
Computation of basic net requirement		
Minimum net capital required (greater of $100,000 or 6 2/3 % of aggregate indebtedness)		$ 100,000
Net capital in excess of minimum requirement		$ 54,769
Ratio of aggregate indebtedness to net capital		.0920 to 1

Reconciliation of the computation of net capital

Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2011 (unaudited)		$ 160,535
Audit adjustments:		
Allowable Assets –		
Decrease in nonmarketable securities	14	
Decrease in dividend receivable	1,201	
Increase in accounts payable and accrued liabilities	4,551	
		5,766
Net capital as computed above		$ 154,769

(Continued)

SCHEDULE I (continued)

FIRST LONDON SECURITIES CORPORATION
(A SUBSIDIARY OF DGN SECURITIES)
SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17 a-5
DECEMBER 31, 2011

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Reserve Requirements and Possession or Control Requirements

The Company operates pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, in which all customer transactions are cleared on a fully disclosed basis through a clearing broker/dealer. Under these exemptive provisions, the Computation of Determination of the Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

Board of Directors
First London Securities Corporation
Dallas, Texas

In planning and performing our audit of the financial statements of First London Securities Corporation (the Company), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KWCO, PC

KWCO, PC
Odessa, Texas
February 28, 2012